Mail Stop 3720

September 7, 2007

**Via U.S. Mail and Fax**
Andy Halford
Chief Financial Officer
Vodafone Group Plc
Vodafone House, The Connection
Newbury, Berkshire, RG14 2FN, England

> RE: **Vodafone Group Public Limited Company**
> **Form 20-F for the fiscal year ended March 31, 2007**
> **Filed June 14, 2007**
> **File No. 001-10086**

Dear Mr. Halford:

We have reviewed your supplemental response letter dated July 20, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated March 29, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 20-F for the year ending March 31, 2007

Note 38 – US GAAP Information, page 138
c. Investments accounted for under the equity method, page 139

1. Refer to the adjustment to the share of results in investments accounted for under the equity method and provide the following information:
   - Tell us what represents the line item "goodwill and other intangible assets associated with investments accounted for under the equity method."
   - It is unclear why you added back the 4,900 impairment losses to the share of results line item since it was not included in this line item under IFRS.

2.      We were unable to reconcile the line item "share of results in associated undertakings" under IFRS, as reported in the income statement on page 173, to the "share of results in investments accounted for under the equity method, as reported in the US GAAP condensed consolidated statement of operations on page 139, by adding the 680 reconciling item.  Please advise or reconcile it.

3.      Provide us a breakdown by investee of the line item "share of results in investments accounted for under the equity method," as reported in the US GAAP condensed consolidated statement of operations on page 139  at March 31, 2007.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides all requested information.  Please file your response letter on EDGAR.  You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director